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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DIGITAL RECORDERS, INC.
             (Exact name of registrant as specified in its charter)

                    NORTH CAROLINA                                                  56-1362926
                (State of incorporation                                          (I.R.S. Employer
                   or organization)                                             Identification No.)

             4018 PATRIOT DRIVE, SUITE 100
                DURHAM, NORTH CAROLINA                                                 27703
       (Address of principal executive offices)                                     (Zip code)

       If this form relates to the registration                      If this form relates to the registration
         of a class of securities pursuant to                          of a class of securities pursuant to
       Section 12(b) of the Exchange Act and is                       Section 12(g) of the Exchange Act and is
       effective pursuant to General Instruction                     effective pursuant to General Instruction
     A.(c), please check the following box.  [ ]                    A.(d), please check the following box.  [x]

Securities Act registration statement file number to which this form relates:                   (if applicable)
                                                                             -------------------
Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of Each Class                                      Name of Each Exchange on Which
                 to be so registered                                      Each Class is to be Registered
                 -------------------                                      ------------------------------
                         NONE                                                     NOT APPLICABLE


Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
                              (Title of Each Class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On December 13, 1999, the Board of Directors of Digital Recorders, Inc. (the "Company") approved a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agents (the "Rights Agent"), effective December 14, 1999, and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share (the "Common Shares") outstanding on December 27, 1999 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder, under certain circumstances and upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $.10 per share, of the Company (the "Preferred Shares"), at an exercise price of $20.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as maybe determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Shares outstanding as of the Record Date that are represented by certificates, by such Common Share certificate with a copy attached thereto, of the Summary of Rights (the "Summary of Rights") attached as Exhibit C to the Rights Agreement and incorporated herein by reference. The Rights will be evidenced, with respect to Common Shares outstanding as of the Record Date that are uncertificated, by the registration by the Company or its agent of the attachment of the Summary of Rights of the holders of such shares as the registered owner of such Rights and shares together with a copy of the Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Company will send, with respect to Common Shares that are uncertificated and issued after the Record Date or upon transfer or new issuance of Common Shares, notice incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares or the transfer of any uncertificated Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or so transferred. As soon as practicable following the distribution Date, if any, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights.



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         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 13, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         Both the Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Although the Rights are redeemable as discussed below, Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Rights evidenced by the Right certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

         In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. Unless the Board acts otherwise, in


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the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional
60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

         At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


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         The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

         The following is a complete list of Exhibits filed as part of the Registration Statement and incorporated herein by reference:

                                                                                                                 Reg. S-B
Exhibit No.       Description                                                                                    Item No.
-----------       -----------                                                                                    --------
3.1.12         Amendment to Articles of Incorporation together with Exhibit A - Certificate of                       3
               Designation of Series D Junior Participating Preferred Stock.

4.5            Rights Agreement, dated as of December 14, 1999, between Digital Recorders,                           4
               Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation of Series D Junior Participating Preferred Stock of Digital Recorders, Inc.; Form
               B - Form of Right Certificate; and Exhibit C - Summary of Rights to Purchase
               Shares.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            DIGITAL RECORDERS, INC.



Date: December 15, 1999                     By: /s/ Lawrence Taylor
                                               ---------------------------------
                                               Lawrence Taylor, Chief Financial
                                               Officer and Vice President




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                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
3.1.12         Amendment to Articles of Incorporation together with Exhibit A -
               Certificate of Designation of Series D Junior Participating
               Preferred Stock.

4.5            Rights Agreement, dated as of December 14, 1999, between Digital
               Recorders, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, together with the following exhibits thereto:
               Exhibit A - Form of Certificate of Designation of Series D Junior
               Participating Preferred Stock of Digital Recorders, Inc.; Form B
               - Form of Right Certificate; and Exhibit C - Summary of Rights to
               Purchase Shares.
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